Exhibit 99.8

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

Electra Battery Materials Corporation. (“Electra” or the “Company”)

133 Richmond Street W, Suite 602

Toronto, Ontario

M5H 2L3

ITEM 2	DATE OF MATERIAL CHANGE

October 22, 2025

ITEM 3	NEWS RELEASE

The Company issued a news release on October 22, 2025 relating to the material change, which was disseminated through Business Wire and subsequently filed on SEDAR+.

ITEM 4	SUMMARY OF MATERIAL CHANGES

On September 16, 2025, the Company announced the closing of its US$34.5 million financing (the “Offering”) and US$40 million debt equitization.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGES

On October 22, 2025, the Company announced the closing of the Offering and US$40 million debt equitization.

As previously announced, Electra also recently added three directors to its board: David Stetson, a seasoned energy and mining executive; Gerard Hueber, a retired U.S. Navy Rear Admiral and former Raytheon executive; and Jody Thomas, Canada’s former National Security and Intelligence Advisor to the Prime Minister.

The previously announced US$34.5 million Offering was completed on a “best-efforts” basis pursuant to the terms of an agency agreement (“Agency Agreement”), dated October 22, 2025, and entered into by the Company with Cantor Fitzgerald Canada Corporation and ECM Capital Advisors Ltd. (the “Co-Lead Agents”), as co-lead agents, each on its own behalf, and on behalf of a syndicate of agents which included Independent Trading Group (ITG), Inc. and Kernaghan & Partners Ltd. (collectively with the Co-Lead Agents, the “Agents”). In accordance with the Agency Agreement an aggregate of 46,000,000 units of the Company (each, a “Unit”), such aggregate amount being inclusive of the exercise in full of an over-allotment option which was granted to the Agents, were issued by the Company in a private placement at a price of US$0.75 (the “Issue Price”) per Unit, for aggregate gross proceeds to the Company of US$34.5 million.

Each Unit consists of one common share (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one Common Share at a price of US$1.25 for a period commencing on the date that is 60 days following the completion of the Offering until October 22, 2028.

Given the strong demand for the Offering, Electra successfully completed the Offering without requiring the Lenders’ (as defined below) previously announced US$10 million conditional commitment.

Net proceeds from the Offering, along with previously announced government commitments in press releases dated March 21, 2025 and September 12, 2025, are intended to be used to advance the completion and ramp-up of Electra’s cobalt refinery, advance the Company’s black mass recycling program, to repay the US$2 million aggregate principal amount of unsecured 90-day promissory notes issued to the Lenders on August 22, 2025, to pay expenses in connection with the Restructuring and to support general working capital and corporate purposes.

In connection with the closing of the Offering: (i) Trent Mell, Chief Executive Officer of the Company acquired ownership and control over an additional 51,300 Common Shares and 51,300 Warrants to acquire 51,300 additional Common Shares for a value of US$38,475; (ii) Marty Rendall, Chief Financial Officer of the Company, acquired ownership and control over an additional 31,249 Common Shares and 31,249 Warrants to acquire 31,249 additional Common Shares for a value of US$23,436.75; (iii) Heather Smiles, Vice President, Investor Relations & Corporate Development of the Company, acquired ownership and control over an additional 5,000 Common Shares and 5,000 Warrants to acquire 5,000 additional Common Shares for a value of US$3,750; (iv) George Puvvada, Vice President, Metallurgy & Technology, acquired ownership and control over an additional 10,000 Common Shares and 10,000 Warrants to acquire 10,000 additional Common Shares Units for a value of US$7,500; (v) Michael Insulan, Vice President, Commercial of the Company, acquired ownership and control over an additional 15,000 Common Shares and 15,000 Warrants to acquire 15,000 additional Common Shares for a value of US$11,250; (vi) David Stetson, a director of the Company, acquired ownership and control over an additional 266,666 Common Shares and 266,666 Warrants to acquire 266,666 additional Common Shares for a value of US$200,000; (vii) Gerard Hueber, a director of the Company, acquired ownership and control over an additional 66,666 Common Shares and 66,666 Warrants to acquire 66,666 additional Common Shares for a value of $50,000; and (viii) John Pollesel, a director of the Company, acquired ownership and control over an additional 10,000 Common Shares and 10,000 Warrants to acquire 10,000 additional Common Shares for a value of US$7,500.

Prior to the closing of the Offering:

•	Mr. Mell owned and controlled, directly or beneficially, an aggregate of 139,865 Common Shares and convertible securities to acquire an additional 384,500 Common Shares representing approximately 0.68% of the issued and outstanding Common Shares (or approximately 2.51% calculated on a partially diluted basis, assuming the exercise of the 384,500 convertible securities only).

•	Mr. Rendall owned and controlled, directly or beneficially, nil Common Shares and convertible securities to acquire 125,000 Common Shares representing 0% of the issued and outstanding Common Shares (or approximately 0.61% calculated on a partially diluted basis, assuming the exercise of the 125,000 convertible securities only).

•	Ms. Smiles owned and controlled, directly or beneficially, an aggregate of 10,062 Common Shares and convertible securities to acquire an additional 23,674 Common Shares representing approximately 0.05% of the issued and outstanding Common Shares (or approximately 0.16% calculated on a partially diluted basis, assuming the exercise of the 23,674 convertible securities only).

•	Mr. Puvvada owned and controlled, directly or beneficially, an aggregate of 82 Common Shares and convertible securities to acquire an additional 84,081 Common Shares representing under 0.01% of the issued and outstanding Common Shares (or approximately 0.41% calculated on a partially diluted basis, assuming the exercise of the 84,081 convertible securities only).

•	Mr. Insulan owned and controlled, directly or beneficially, an aggregate of 17,397 Common Shares and convertible securities to acquire an additional 173,675 Common Shares representing approximately 0.08% of the issued and outstanding Common Shares (or approximately 0.92% calculated on a partially diluted basis, assuming the exercise of the 173,675 convertible securities only).

•	Mr. Stetson did not own or control, directly or beneficially, any Common Shares or convertible securities to acquire Common Shares.

•	Mr. Hueber did not own or control, directly or beneficially, any Common Shares or convertible securities to acquire Common Shares.

•	Mr. Pollesel owned and controlled, directly or beneficially, an aggregate of 16,250 Common Shares and convertible securities to acquire an additional 110,359 Common Shares representing approximately 0.08% of the issued and outstanding Common Shares (or approximately 0.61% calculated on a partially diluted basis, assuming the exercise of the 110,359 convertible securities only).

Following the closing of the Offering and Restructuring, there 93,652,239 Common Shares issued and outstanding, and:

•	Mr. Mell owns and controls, directly or beneficially, an aggregate of 191,165 Common Shares and convertible securities to acquire an additional 435,800 Common Shares representing approximately 0.20% of the issued and outstanding Common Shares (or approximately 0.67% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 435,800 convertible securities).

•	Mr. Rendall owns and controls, directly or beneficially, an aggregate of 31,249 Common Shares and convertible securities to acquire an additional 156,249 Common Shares representing approximately 0.03% of the issued and outstanding Common Shares (or approximately 0.20% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 156,249 convertible securities).

•	Ms. Smiles owns and controls, directly or beneficially, an aggregate of 15,062 Common Shares and convertible securities to acquire an additional 28,674 Common Shares representing approximately 0.02% of the issued and outstanding Common Shares (or approximately 0.05% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 28,674 convertible securities).

•	Mr. Puvvada owns and controls, directly or beneficially, an aggregate of 10.082 Common Shares and convertible securities to acquire an additional 94,081 Common Shares representing approximately 0.01% of the issued and outstanding Common Shares (or approximately 0.11% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 94,081 convertible securities).

•	Mr. Insulan owns and controls, directly or beneficially, an aggregate of 32,397 Common Shares and convertible securities to acquire an additional 188,675 Common Shares representing approximately 0.03% of the issued and outstanding Common Shares (or approximately 0.24% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 188,675 convertible securities).

•	Mr. Stetson owns and controls, directly or beneficially, an aggregate of 266,666 Common Shares and convertible securities to acquire an additional 266,666 Common Shares representing approximately 0.28% of the issued and outstanding Common Shares (or approximately 0.57% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 266,666 convertible securities).

•	Mr. Hueber owns and controls, directly or beneficially, an aggregate of 66,666 Common Shares and convertible securities to acquire an additional 66,666 Common Shares representing approximately 0.07% of the issued and outstanding Common Shares (or approximately 0.14% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 66,666 convertible securities).

•	Mr. Pollesel owns and controls, directly or beneficially, an aggregate of 26,250 Common Shares and convertible securities to acquire an additional 120,359 Common Shares representing approximately 0.03% of the issued and outstanding Common Shares (or approximately 0.16% of the Common Shares calculated on a partially diluted basis, assuming the exercise of the 120,359 convertible securities).

By virtue of their participation, the Offering constituted a “related party transaction” under applicable Canadian securities laws. The Company did not file a material change report more than 21 days before closing of the Offering as the details of the abovementioned insider participation were not settled until shortly prior to closing, and the Company wished to close the Offering on an expedited basis. As neither the fair market value of the subject matter, nor the fair market value of the consideration for the transaction, insofar as it involves the related parties, exceeded 25% of the Company’s market capitalization, neither a formal valuation nor minority shareholder approval were required in connection with the Offering.

As consideration for their services, at the Closing of the Offering (the “Closing Date”), the Company paid aggregate cash commission of $1,851,331.52 to the Agents. The Company also issued an aggregate of 2,416,884 non-transferable warrants to purchase Common Shares to the Agents (the “Broker Warrants”). Each Broker Warrant entitles the holder to acquire one Common Share at the Issue Price, at any time on or before the date that is 36 months following the Closing Date.

The Units were offered on a private placement basis to purchasers resident in each of the provinces and territories of Canada (the “Canadian Selling Jurisdictions”) pursuant to (i) the accredited investor exemption outlined in Part 2 of NI 45-106 and (ii) the listed issuer financing exemption as set out under Part 5A of National Instrument 45-106 – Prospectus Exemptions, as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Listed Issuer Financing Exemption”), as well as to purchasers resident outside of Canada pursuant to Ontario Securities Commission Rule 72-503 – Distributions Outside Canada. There is an offering document related to the portion of the Offering conducted under the Listed Issuer Financing Exemption accessible under the Company’s profile on SEDAR+ at www.sedarplus.ca and at www.electrabmc.com. Prospective investors should read this offering document before making any investment decision.

The Common Shares issuable from the sale of 6,400,000 Units, and the Common Shares issuable upon the exercise of the Warrants at least 60 days from the completion of the Offering, from these Units, issued under the Listed Issuer Financing Exemption will not be subject to a hold period in accordance with Canadian securities laws and are expected to be immediately freely tradeable in Canada. All other securities issued in the Offering to purchasers in Canada will be subject to a statutory hold period in Canada of four months and one day following issuance to the extent required by applicable securities laws. Any securities sold outside of Canada to non-residents of Canada will be free of any hold period under applicable Canadian securities legislation. In addition, an aggregate of 6,782,802 Units issued to insiders under the Oﬀering are subject to a four-month hold period in Canada pursuant to applicable policies of the TSX Venture Exchange (the “TSXV”).

Concurrently with the closing of the Offering, the Company also closed a concurrent financial restructuring transaction (the “Restructuring”) with the holders (the “Lenders”) of the Company’s existing Notes, pursuant to which:

•	the Lenders and the Company entered into exchange agreements dated as of the date hereof (each, an “Exchange Agreement” and collectively, the “Exchange Agreements”) pursuant to which each of the Lenders exchanged 60% of the aggregate principal amount of the senior secured convertible notes (“Notes”) beneficially owned or held by each of the Lenders, plus the aggregate amount of all accrued and unpaid interest (including any deferred interest amounts) to but excluding October 9, 2025, for Units at a deemed price of US$0.75 per Unit (the “Equity Exchange”);

•	the Lenders exchanged the remaining 40% of the aggregate principal amount and the aggregate amount of all accrued and unpaid interest of the Notes for an equal aggregate principal amount of a new term loan (the “New Term Loan”) pursuant to a credit agreement and Common Shares at a deemed price of US$0.90 per Common Share (the “Debt Exchange”). Interest on the New Term Loan will be payable in cash or in kind at the Company’s election at a rate per annum of 8.99% if paid in cash or 11.125% if paid in kind. The New Term Loan matures on October 22, 2028;

•	to the extent that the Equity Exchange and the Debt Exchange would result in any Lender, individually or together with any person or company acting jointly or in concert (as such terms are defined in the Securities Act (Ontario)) with such Lender, beneficially owning Common Shares in excess of 9.90% of the issued and outstanding Common Shares following the Offering and the Restructuring, such Lender received Pre-Funded Warrants (“Pre-Funded Warrants”) in lieu of the excess amount of Common Shares underlying the Units which would otherwise have been issuable. Each Pre-Funded Warrant is exercisable by the holder thereof to acquire one (1) Common Share (“Pre-Funded Warrant Share”) at an exercise price of US$0.000001 per Pre-Funded Warrant Share, subject to adjustment in accordance with the terms thereof, for an indefinite period without expiry. As a result, the Company issued an aggregate of 27,128,396 Common Shares, 55,041,712 Warrants and 31,735,657 Pre-Funded Warrants to the Lenders under the Equity Exchange and the Debt Exchange;

•	an aggregate of 3,835,378 common share purchase warrants held by the Lenders were cancelled;

•	the Company entered into amended & restated royalty agreements with the Lenders, dated as of the date hereof, amending the royalty agreements (the “Royalty Agreements”) dated as of February 13, 2023 to (i) extend the length of the royalty on revenues from five years following the commencement of commercial production to seven years following the commencement of commercial production and (ii) raise the aggregate cap under all Royalty Agreements from US$6,000,000 to US$10,000,000; and

•	the Company redeemed the US$2 million aggregate principal amount of unsecured 90-day promissory notes for an aggregate of US$2,040,000, inclusive of interest.

In connection with the closing of the Restructuring, the Company and the Lenders also entered into a registration rights agreement, pursuant to which the Company has agreed to file one or more registration statements with the Securities and Exchange Commission covering the resale of the securities issued under the Equity Exchange and the Debt Exchange. Following the closing and repayment of the unsecured promissory notes as disclosed above, the Lenders do not have any ongoing right to appoint members of the Board.

Whitebox Advisors LLC, Highbridge Capital Management LLC and O'Connor (a distinct business unit of UBS Asset Management (Americas) LLC) have informed the Company that they, each together with the funds they respectively manage, have ceased to be joint actors in respect of the Company.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) of national instrument 51-102

Not applicable.

ITEM 7	OMITTED INFORMATION

Not applicable

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Heather Smiles

Vice President, Investor Relations & Corporate Development

Telephone: 416 900-3891

ITEM 9	DATE OF REPORT

October 23, 2025

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements and include, but are not limited to, statements regarding the closing of the Offering and the Restructuring, the anticipated use of proceeds from the Offering and the Restructuring, the completion and timing of construction and commissioning of the cobalt sulfate refinery, anticipated production capacity, expected use of proceeds, future financial position, business strategy, and growth initiatives including nickel refining and battery recycling. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “will,” “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “will,” “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include failure to obtain required approvals or satisfy closing conditions, changes in government policy or funding commitments, delays in construction or commissioning of the refinery and general economic, market, and geopolitical conditions. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.